August 5, 2010

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          TetriDyn Solutions, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 31, 2010
File No. 033-19411-C

Dear Mr. Krikorian:

We received your comments to our Form 10-K for the fiscal year ended December 31, 2009, by mail on July 26, 2010.  We have provided our responses to your comments below.

Item 9A(T).  Controls and Procedures, page 21

1.
Comment:  Please tell us how you considered including a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.  Refer to Item 308(a)(1) of Regulation S-K.

Response:  We will revise our language for Item 9A(T) to include the following statement:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Consolidated Balance Sheets, page F-2

2.
Comment:  We note your presentation of non-controlling interest of discontinued operations outside of stockholders’ deficit as of December 31, 2008.  Tell us how you considered the presentation requirements of ASC 810-10-75-1.b.

Response:  We will revise the presentation on the balance sheet for the 2008 non-controlling interest consistent with ASC 810-10-65-1.b to present this amount retrospectively as a component of stockholders’ equity.

TetriDyn Solutions, Inc.
August 5, 2010

3.	Comment: Please reconcile your cash balance of $357,157 as of December 31, 2008 as presented in your cash flow statement to your cash balance of $77,914 as of the same date in your balance sheet.

Response:  The cash balance reconciliation is as follows:

Balance Sheet Cash (parent company)	$77,914
Current assets of discontinued operations (i.e., cash)	279,243
Cash flow cash balance	$357,157

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

4.	Comment: Please address the following items related to your investment in Southfork:

Response:  Please see the following discussion in regards to our investment in Southfork:

•
Comment:  Tell us the accounting literature that you cited to recognize your change in the VIE consolidation method of Southfork as a discontinued operation.  In this regard, we note that you continue to own 39.2% of the voting interest as of December 31, 2009 and there is a non-controlling interest presented on your balance sheet.

Response:  We relied on the guidance of Regulation S-X Rule 3A-02 in determining the most meaningful presentation of our ownership of Southfork.  Prior to September 30, 2009, we owned 39.2% of the outstanding stock of Southfork and provided the following services:  technical support, management support, financial support, and administrative support.  Thus, the operations had always been presented as a component of the combined entity.  It was upon termination by TetriDyn of the operating agreement and resignation of our officers and directors that the entities are now clearly distinguishable.  The operations of TetriDyn are distinguishable both operationally and for financial reporting purposes.  We also relied on the guidance of 205-20-45-1, which requires discontinued operations presentation when the following two conditions are met:

•	The operations and cash flows of the component have been eliminated from the ongoing operations of the entity (i.e., termination of the operating and technical support agreements).

•	The entity will not have any significant continuing involvement in the operations of the component (i.e., resignation from the board of directors and termination of operating agreement).

As discussed in section 205-20-55, based on the facts and circumstances, management feels that the there will be no future direct cash flows from South fork, and even if there were any, they would be immaterial.

TetriDyn Solutions, Inc.
August 5, 2010

•	Comment: Tell us who owned the remaining voting interest in Southfork as of December 31, 2009 and 2008.

Response:  The remaining voting interest in Southfork as of December 31, 2009 and 2008, was owned as follows:

	12/31/09	12/31/08

Johnson Livestock (Southfork board member)	29.67%	30.35%
Dr. Scott MacGregor (Southfork board member)	18.75%	19.83%
Five Rivers Cattle Feeding, LLC (designee
Southfork board member)	6.48%	6.97%
Board ownership	54.90%	57.15%

Cattle Empire, LLC	2.16%	2.32%
Lapaseotes Land, LLC	1.44%	1.55%
Larry D & Vicki J Allen	0.13%	0.14%
Glenn P. Osuch	2.16%	0.00%

•
Comment:  Explain the nature of the agreement that occurred in October 2009 so that the Company no longer provides management, financial, or administrative services to Southfork.  In your response, tell us the responsible party for these services as a result of the agreement.

Response:  The nature of the October 2009 agreement was to allow TetriDyn to resign from being responsible for the management and financial control of Southfork operations.  It also detailed that no additional engineering work would be done by TetriDyn for Southfork until Southfork had paid its outstanding bill to TetriDyn.  The responsible party for the management and financial control was to be designated by the Southfork board of directors (as identified above).  TetriDyn had no input into the reassignment of these duties.

•
Comment:  Tell us the nature of your gain on disposal of discontinued operations recognized for the year ended December 31, 2009, including how this amount was determined.  It does not appear that this amount is discussed in your financial statements or within your results of operations discussion.

Response:  The gain on disposal of discontinued operations was determined using the fair value of the assets and liabilities upon deconsolidation.  Southfork has a negative net worth and upon deconsolidation, the company realized a gain from the disposal of those liabilities.

In responding to your comments, we acknowledge the following:

•	TetriDyn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

TetriDyn Solutions, Inc.
August 5, 2010

•	TetriDyn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions.

Sincerely,

/s/ David W. Hempstead

David W. Hempstead
President and Chief Executive Officer